

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2024

Craig Ridenhour
Chief Business Development Officer
AtlasClear Holdings, Inc.
4030 Henderson Blvd., Suite 712
Tampa, FL 33629

>   **Re: AtlasClear Holdings, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed August 2, 2024**
>   **File No. 333-279390**

Dear Craig Ridenhour:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

ELOC Agreement, page 17

1.   We note you have entered into the ELOC Agreement and are registering the shares that will be issued for resale. This appears to be a private equity line financing. As such, please identify the equity line investor as an underwriter for the resale of those shares, or advise. Refer to Securities Act Sections Compliance and Disclosure Interpretation 139.13, available on our website at www.sec.gov.

2.   Please include risk factor disclosure regarding the dilutive effect of the pricing mechanism in the ELOC Agreement on the company's shares. Also, include risk factor disclosure regarding the possibility that the company may not have access to the full amount available to it under the equity line.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance